

January 24, 2011

By facsimile to (888) 820-6189 and U.S. Mail

Mr. John Sprovieri
Chief Executive Officer
Auscrete Corporation
504 West First Street
Rufus, OR 97050

Re: Auscrete Corporation
        Pre-effective Amendment 3 to Registration Statement on Form S-1
        Filed December 28, 2010
        File No. 333-166976

Dear Mr. Sprovieri:

        We reviewed the filing and have the comments below.

General

1. We note your response to prior comment 1. However, the disclosure throughout the filing regarding your business and proposed plan of operations, including in the risk factors section, was not revised to reflect your status as a blank check company. Please revise accordingly. We may have further comments on the description of your business after reviewing your response.

2. Disclosures in the first paragraph on the prospectus' front cover page that Auscrete intends to engage a market maker and in "Admission to Quotation on the OTC Bulletin Board" on page 20 that Auscrete expects to have an agreement with Pennaluna & Company, Inc. as the market maker are inconsistent with disclosures in "Plan of Distribution" on page 9 and "Registration and Offer of Securities" on page 22 that Auscrete has engaged Pennaluna & Company, Inc. as its market maker. Please reconcile the disclosures.

Prospectus' Front Cover Page

3. Refer to prior comment 3. As requested previously, please limit the cover page to one page.

4. Disclosure in the second paragraph that all subscription funds will be held in escrow pending the achievement of the minimum offering of 2,500,000 shares of common

stock is inconsistent with disclosure in recital B of exhibit 10.1 that all subscription funds will be held in escrow until subscriptions for at least 7,000,000 shares are accepted by Auscrete. This disclosure also is inconsistent with the disclosure regarding the requirements of Rule 419 of Regulation C. Please reconcile the disclosures and revise accordingly throughout the filing.

5. Please revise the disclosure in the second and third paragraphs to reflect the terms of a blank check offering.

The Offering, page 3

6. Please revise to reflect the requirements of Rule 419 of Regulation C.

Terms of the Offering, page 3

7. Notwithstanding the representation made in response to prior comment 10 that directors and the sole officer will not be offering the securities on behalf of Auscrete, the disclosure continues to state that you will conduct the offering on a best efforts basis, using the efforts of your directors and officers. Further, the disclosure on page 10 continues to state that Auscrete has not entered into any agreements or arrangements for the sales of the shares of common stock with any broker-dealer or sales agent. Please revise or advise.

8. Refer to prior comment 10. As requested previously, if directors and the sole officer are offering the securities on Auscrete's behalf, disclose here and under "Plan of Distribution" on page 9 that they may be underwriters within the meaning of Section 2(11) of the Securities Act.

Risk Factors, page 4

9. For the new risk factors 2-5, state succinctly in each caption or heading the risk that results from the fact or uncertainty.

10. Please revise the risk factor "Because our products are specialty products…" on page 5 to remove the implication that you have commenced operations or have products for sale in the marketplace.

Use of Proceeds, page 8

11. Please revise to clarify the impact of Rule 419 of Regulation C on your use of the proceeds.

12. Revise the disclosure to indicate that Auscrete will use the net proceeds also potentially for establishing its manufacturing facilities, distribution channels, and construction operations. We note the disclosure under "Use of Proceeds" on page 3.

13. Refer to prior comment 13. As requested previously, please revise the disclosure in this section to provide the information required by Item 504 of Regulation S-K on the intended uses of the proceeds.

Company Overview, page 12

14. Refer to prior comment 17. As requested previously, please revise the disclosure in the first paragraph to clarify when Auscrete intends to begin operations.

15. Refer to prior comment 18. Indicate how the estimated values of the assets being acquired from Auscrete of Oregon were determined. Further, as requested previously, please disclose why you are structuring your company in this manner rather than conducting the business through Auscrete of Oregon.

16. The second paragraph refers to Mr. John Sprovieri as "one of our founders." Disclosure on page 13 and elsewhere refers to Mr. Sprovieri as Auscrete's founder. If Auscrete has more than one founder, identify all of the founders. Alternatively, please revise the disclosure in the second paragraph and elsewhere in the registration statement to refer to Mr. Sprovieri as Auscrete's sole founder.

17. We assume that inclusion of the word "Plush" in this subsection's last sentence is inadvertent. Please revise.

Founder's Development Activities to Date, page 13

18. Disclosure that Mr. John Sprovieri obtained the technology in basic cellular lightweight concrete manufacturing more than three years ago appears inconsistent with disclosure under "Technology" on page 15 that Mr. Sprovieri became the holder of the rights for North America when he became associated with Cellucon in 1992. Please reconcile the disclosures.

Current Projects of Auscrete of Oregon, page 14

19. Notwithstanding the representation made in response to prior comment 19 that all current and future projects of Auscrete of Oregon become part of the sale and acquisition, disclosure under "Company Overview" on page 12 indicates that the only assets being acquired are purchased equipment and manufactured specialized equipment, including intellectual property. Please revise.

20. The references to exhibits 10.4 and 10.5 under asterisks **** and ***** are inconsistent with the exhibit list and the exhibits filed as exhibits 10.5 and 10.6. Please reconcile the disclosures.

Technology, page 15

21. Refer to prior comment 16. Since Auscrete of Oregon has had minimal operations
    and Auscrete of Wyoming has not begun operations, provide us the basis for the
    statement "The biggest advantage of Auscrete's technology is that it can be produced
    as large panels at very low cost in a casting factory atmosphere with controlled simple
    casting techniques that ensures absolute quality control."

22. Refer to prior comments 23 and 27. File as an exhibit to the registration statement the
    agreement evidencing Mr. John Sprovieri's rights for North America. As requested
    previously, provide under "Patents and Trademarks" on page 20 a materially
    complete description of the intellectual property rights for Auscrete's proposed
    product.

23. Disclosure that the Cellucon process has been further refined over the last seven years
    by Auscrete's founders is inconsistent with disclosure on page 26 that Mr. John
    Sprovieri began redevelopment of the Auscrete technology in 2005. Please reconcile
    the disclosures.

Housing Construction, page 16

24. Refer to prior comment 16. Provide us the basis for the assertions that Auscrete's
    proposed product will have "unparalleled energy efficiency" and "excellent sound
    reduction."

Immediate Market Opportunities, page 17

25. Refer to prior comment 24. Disclosure indicates that Auscrete would be unable to
    take advantages of these two opportunities without manufacturing in place.
    Additionally, disclosure under "Revenue" on page 18 indicates that these
    opportunities are contingent on Auscrete's raising the required funds for establishing
    its manufacturing capabilities, and disclosure under "Plan of Operations" on page 22
    that Auscrete's plan of operations depends wholly on its ability to raise the minimum
    offering of $750,000 under this registration statement. Further, disclosure indicates
    that these opportunities could be serviced by other construction companies using
    existing methods. Since Auscrete has not raised the required funds for establishing its
    manufacturing capabilities and does not have manufacturing in place, there is no
    reasonable basis for the assertion that these are "two immediate market
    opportunities." Please delete this subsection in its entirety. Please revise also the last
    paragraph under "Revenues" on page 18 accordingly.

Government Regulations, page 19

26. Refer to prior comment 16. There appears to be no reasonable basis for the statement
    "These potential regulations may increase the cost of compliance but Auscrete is

confident that its products will be able to meet or exceed any proposed requirements."
Please delete.

Research and Development, page 20

27. Refer to prior comment 26. As requested previously, provide a materially complete
description of the research and development activities of Auscrete's founders as they
pertain to the product that Auscrete intends to sell. We note the disclosure on page 26
that Mr. John Sprovieri began redevelopment of the Auscrete technology in 2005.

Plan of Operations, page 22

28. To the extent that you have any updates to the progress of your operations, please
provide a recent developments section to disclose and discuss such information.

Registration and Offer of Securities, page 22

29. Refer to prior comment 31. We note the added disclosure that there is no written
agreement with VAWT Earth Wind and Power Corp. for its consulting services. If
Auscrete is party to an oral contract that would be required to be filed as an exhibit
under Item 601(b)(10) of Regulation S-K if it were written, Auscrete should provide a
written description of the contract as an exhibit to the registration statement. For
guidance, you may wish to refer to Question 146.04 in the Regulation S-K section of
our "Compliance and Disclosure Interpretations" available on the Commission's
website at http://www.sec.gov.

Establish Office and Manufacturing Facility, page 22

30. Refer to prior comment 32. The amounts of $1,520,000 and $475,000 in this
subsection do not reconcile with the disclosure on page 18 in which total asset
expenditures for year one are $1,979,000. Please reconcile the disclosures.

Design & Architecture, page 24

31. Refer to prior comment 16. Provide us the basis for the assertion that the technology
Auscrete is using "has been proven here as well as in many other parts of the world."

Projected Revenues and Expenses, page 25

32. Refer to prior comment 33. Please delete this subsection.

Directors, Executive Officers, Promoters and Control Persons, page 26

33. Please revise Mr. John Sprovieri's biographical information to identify specifically
the companies that he previously founded and their status upon his departure.

34. Refer to prior comment 37. Provide us the basis for the assertion that Mr. John Sprovieri "created significant markets" during the past five years.

Significant Events, page 27

35. Provide us a copy of the judgment entered against Mr. John Sprovieri and Austrak Corporation in favor of Safeco Insurance Company on June 21, 2007 in Clackamas County Circuit Court, Oregon City, OR. Note that it is inappropriate for Mr. Sprovieri to speculate on the facts and circumstances surrounding the judgment in a disclosure document under the federal securities laws. Please revise the disclosure to state the actual facts and circumstances surrounding the judgment. Further, disclose, if true, that Mr. Sprovieri has had no contact with Safeco on the matter and explain why.

Certain Relationships and Related Transactions, page 29

36. Refer to prior comment 38. As requested previously, disclose whether Auscrete's sale of building materials to related parties will be on the same terms as Auscrete's sale of building materials to unaffiliated parties.

Financial Statements, page 30

General

37. Please tell us what consideration you have given to providing an audited statement of operations and statement of cash flows.

Report of Independent Registered Public Accounting Firm, page F-1

38. Please have your independent registered public accountants provide a signed audit opinion.

Statement of Stockholders' Equity, page F-3

39. We note your response to prior comment 41 from our comment letter dated October 25, 2010; however, it does not appear that you were responsive to our comment. In this regard, we have reissued our previous comment. Please revise your statement of shareholders' equity to provide for each common stock issuance the date and number of shares of stock issued for cash as required by FASB ASC 915-215-45-1(a) through (b). You may aggregate the common stock issuances into one line if they occurred during the same fiscal year, were for the same type of consideration, and cost the same amount per share. See FASB ASC 915-215-45-2 for guidance.

Consent of Independent Registered Public Accounting Firm, page F-5

40. Refer to prior comment 42. As noted previously, the consent is to be filed as an exhibit to the registration statement. As requested previously, please remove the consent from the body of the registration statement.

Index of Exhibits, page II-2

41. We note that you have renumbered exhibits filed previously. For example, exhibit 10.2 was exhibit 10.1; exhibit 10.4 was exhibit 10.3; exhibit 10.6 was exhibit 10.5; and exhibit 10.8 was exhibit 10.7. The number assigned initially to an exhibit should not change in a subsequent amendment to the registration statement. Please comply with this comment in any future amendment to the registration statement.

Exhibit 10.1

42. The terms of the escrow agreement do not appear to comply with Rule 419(b)(4) of Regulation C. Please revise or advise.

Exhibits 10.2, 10.4, and 10.6

43. Refer to prior comment 44. As requested previously, refile the exhibits in their entirety to include their schedules.

Exhibit 10.8

44. Refer to prior comment 45. As requested previously, refile the exhibit in its entirety to include the date of the letter's execution.

Exhibit 23.1

45. Refer to prior comment 46. As noted previously, the independent registered public accountant must consent also to being named in the registration statement. Please revise.

Closing

        We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes the information that the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, if you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment before the requested effective date of the registration statement.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865 or Patricia A. Armelin, Staff Accountant, at (202) 551-3747 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748 with any other questions.

Very truly yours,

Pamela A. Long
Assistant Director

cc: Pocket Counsel, Inc.
        Agent for Service, Auscrete Corporation
        c/o Luc Nguyen, Esq.
        1192 Draper Parkway, #244
        Draper, UT 84020